September 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell
Erin Purnell

Re:	Damon Inc.
Amendment No. 2 to Offering Statement on Form 1-A
File No. 024-12643

Dear Ms. Sidwell and Ms. Purnell,

Damon Inc., a British Columbia, Canada corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:15 p.m. Eastern Time on September 16, 2025, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Michael Shannon at (604) 893-7638. Thank you for your assistance and cooperation.

Very truly yours,

DAMON INC.

By:	/s/ Baljinder Bhullar
Name:	Baljinder Bhullar
Title:	Chief Financial Officer

4601 Canada Way, Suite #402, Burnaby, BC V5G 4X7 Office: 236-326-3619